UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

Amendment No. 15

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Sadia S.A.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

BRF – Brasil Foods S.A.
(formerly named Perdigão S.A.)

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities)

José Luis Magalhães Salazar
Chief Financial Officer
Rua Fortunato Ferraz, 659
Vila Anastacio, São Paulo, SP
05093-901 Brazil
(55 11) 2113-3555
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a)                    The following document is attached hereto as an exhibit to this form:

Exhibit	Description

1.*	Material Fact Notice (fato relevante) disseminated in Brazil by Perdigão S.A. and Sadia S.A. on May 19, 2009
4.*	Material Fact Notice (fato relevante) dated June 3, 2009, disseminated in Brazil by Perdigão S.A. and Sadia S.A. on June 4, 2009
5.*	Pro forma financial information made available to investors in Brazil by Perdigão S.A. and Sadia S.A. on June 8, 2009
7.*	Announcement to the market (anúncio ao mercado) disseminated in Brazil by Perdigão S.A. on June 9, 2009
8.*	Minutes of Sadia S.A.’s board of directors meeting held on June 22, 2009 and disseminated in Brazil by Sadia S.A. on June 23, 2009
9.*

Proposal of the board of directors for extraordinary general shareholders meeting (proposta do conselho de administração) of Sadia S.A. disseminated to investors in Brazil by Sadia S.A. on June 23, 2009

10.*	Notice for Extraordinary General Shareholders’ Meeting (edital de convocação) disseminated to investors in Brazil by Sadia S.A. on June 23, 2009
14.*	Material Fact Notice (fato relevante) disseminated in Brazil by Perdigão S.A. on June 30, 2009
15.*	Material Fact Notice (fato relevante) disseminated in Brazil by Perdigão S.A. and Sadia S.A. on July 1, 2009
16.*	Announcement disseminated in Brazil by Perdigão S.A. and Sadia S.A. on July 7, 2009
17.*	Notice for Extraordinary General Shareholders’ Meeting (edital de convocação) disseminated to investors in Brazil by Sadia S.A. on July 8, 2009
18.*	Material Fact Notice (fato relevante) disseminated in Brazil by BRF — Brasil Foods S.A. on July 9, 2009
19.*	Minutes of Perdigão S.A.’s special general meeting held on July 8, 2009 and disseminated in Brazil by Perdigão S.A. on July 8, 2009
22.*	Protocol and Justification of Merger of Shares disseminated to investors in Brazil by BRF — Brasil Foods S.A. and Sadia S.A. on July 9, 2009
23.*	Material Fact Notice (fato relevante) dated July 9, 2009 disseminated in Brazil by BRF — Brasil Foods S.A. and Sadia S.A. on July 9, 2009
24.*	Material Fact Notice (fato relevante) dated July 9, 2009 disseminated in Brazil by BRF — Brasil Foods S.A. and Sadia S.A. on July 13, 2009
25.*	Appraisal Report by Apsis Consultoria Empresarial Ltda. dated March 30, 2009
26.*	Material Fact Notice (fato relevante) dated August 3, 2009 disseminated in Brazil by BRF — Brasil Foods S.A. and Sadia S.A. on August 3, 2009
99.27*	Material Fact Notice (fato relevante) disseminated in Brazil by BRF — Brasil Foods S.A. and Sadia S.A. on August 10, 2009
99.28*	Material Fact Notice (fato relevante) dated August 18, 2009 disseminated in Brazil by BRF — Brasil Foods S.A. and Sadia S.A. on August 18, 2009
99.29*	Announcement to the market (comunicado ao mercado) disseminated in Brazil by BRF — Brasil Foods S.A. on September 1, 2009
99.30	Notice to shareholders disseminated in Brazil by BRF — Brasil Foods S.A. and Sadia S.A. on September 18, 2009

*              Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission.

(b)                   Not applicable.

Item 2.  Informational Legends

Included in document attached hereto as Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)       The following document is attached hereto as an exhibit to this form:

Exhibit	Description

2.*	Investor presentation made available to investors in Brazil by Perdigão S.A. and Sadia S.A. on May 19, 2009
3.*	Transcript of conference call held in Brazil by Perdigão S.A. and Sadia S.A. on May 19, 2009
11.*	Notice of extraordinary general shareholders meeting (edital de convocação) disseminated to investors in Brazil by Perdigão S.A. on June 23, 2009
12.*

Proposal of the board of directors for extraordinary general shareholders meeting (proposta do conselho de administração pela assembleia geral extraordinária) of Perdigão S.A. disseminated to investors in Brazil by Perdigão S.A. on June 23, 2009

13.*	Proposed by-laws for BRF — Brasil Foods S.A. (estatuto social de BRF-Brasil Foods S.A.) disseminated to investors in Brazil by Perdigão S.A. on June 23, 2009
20.*	Notice for Special General Meeting (edital de convocação) disseminated to investors in Brazil by BRF — Brasil Foods S.A. on July 8, 2009
21.*

Proposal of the board of directors for special general meeting (proposta do conselho de administração) of BRF — Brasil Foods S.A. disseminated to investors in Brazil by BRF — Brasil Foods S.A. on July 9, 2009

*          Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission.

(2)       Not Applicable.

(3)       Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)       Form F-X filed on May 20, 2009 with the Securities and Exchange Commission.

(2)       Not Applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRF – Brasil Foods S.A.

/s/ Leopoldo Viriato Saboya
Name:	Leopoldo Viriato Saboya
Title:	Chief Financial Officer

September 21, 2009